EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges

Verizon Communications Inc. and Subsidiaries

(dollars in millions)	Nine Months Ended September 30, 2012
Earnings:
Income before provision for income taxes	$14,633
Equity in earnings of unconsolidated businesses	(237)
Dividends from unconsolidated businesses	40
Interest expense (1)	1,996
Portion of rent expense representing interest	625
Amortization of capitalized interest	121

Earnings, as adjusted	$17,178

Fixed Charges:
Interest expense (1)	$1,996
Portion of rent expense representing interest	625
Capitalized interest	238

Fixed Charges	$2,859

Ratio of earnings to fixed charges	6.01

(1) We classify interest expense recognized on uncertain tax positions as income tax expense and therefore such interest expense is not included in the Ratio of Earnings to Fixed Charges.